SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 4, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


        Form 20-F       X                   Form 40-F
                        -----------                         -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                                 No              X
                        -----------                         -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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I. Company Announcement
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                                [LOGO OMITTED]
                                CNOOC Limited
                         [CHINESE CHARACTERS OMITTED]

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                               (Stock Code: 883)

                            2005 Business Strategy

In keeping with its policy of keeping the market informed of its activities, CNOOC Limited ("CNOOC") announces a summary of business strategy and development plan for the year 2005.

CNOOC's budget net production volume offshore the People's Republic of China in 2005 is approximately 141-146 million BOE (barrels of oil equivalent), approximately a 19% year-on-year increase over the budget of 118-123 million BOE in 2004. Its Indonesian unit is expected to report a net entitlement volume of approximately 19 million BOE (at WTI US$27.4 or approximately HK$213.72/bbl. "WTI" is a standard oil price for grades of crude oil).

2005 is expected to be a significant year in CNOOC's production growth. Sixteen development projects are expected to come on stream between 2005 and 2006, nine of which are expected to be completed in 2005, the most planned for completion in a single year in the Company's history. Development capital expenditure is budgeted at approximately US$2,200 million (approximately HK$17,160 million), a 33% year-on-year increase. The exploration budget is expected to remain at the 2004 level of approximately US$260 million (approximately HK$2,028 million). The exploration program will focus on new exploration plays, including deepwater prospects offshore the People's Republic of China, targeting to achieve a reserve replacement ratio of approximately 150%.

CNOOC is committed to maintain its all-in production costs in the top quartile among its global peers despite the recent global trend of increasing upstream cost and possible "over-heating" of the Chinese economy.

The Company will further implement its natural gas strategy and be the leading gas supplier in coastal China. Expected completion of acquisition of Gorgon equity interests, together with the Tangguh acquisition and the NWS acquisition, will further secure LNG supply with natural gas production increase. CNOOC's grip on China's pioneer LNG projects could further strengthen the Company's leadership in LNG imports and its dominance in coastal China natural gas market. Sums expressed in US Dollars in this announcement have been translated into Hong Kong Dollars at the rate US$1 = HK$7.8.

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The Board comprises:
Executive Directors
Fu Chengyu (Chairman)
Luo Han
Jiang Longsheng
Zhou Shouwei

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Dr. Erwin Schurtenberger
Evert Henkes

                                              By Order of the Board
                                                   Cao Yunshi
                                                Company Secretary

Hong Kong 2nd February, 2005

This announcement contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC. These forward-looking statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Factors include, but are not limited, to changes in economic, political and social conditions in the People's Republic of China as well as government policies.


II. Company Press Release
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                      CNOOC Signed New Deepwater Contract

(Hong Kong, February 4, 2005) - CNOOC Limited (together with its subsidiaries, the "Company", NYSE: CEO, SEHK: 883) today announced that its parent company, China National Offshore Oil Corporation ("CNOOC") inked a petroleum contract with Kerr-Mcgee China Petroleum Limited., (a wholly owned affiliate of Kerr-Mcgee Corp., "Kerr-Mcgee") for deepwater block 43/11 in the Pearl River Mouth Basin of South China Sea.

Block 43/11 is located about 350 kilometers southeast of Hong Kong. The block is 9,729 square kilometers in size and in water depth ranging from 1,500 to 3,000 meters.

This is the first deepwater exploration contract signed between CNOOC and Kerr-Mcgee. It is also the eighth contract signed between the two parties.

Under the terms of the contract, Kerr-Mcgee will collect seismic data and drill exploration wells during the exploration period.

Kerr-Mcgee will fund 100 percent exploration expenditure in the first phase of the exploration period and the Company has the right to back in up to 51% working interest in any commercial discoveries in the block.

Mr. Zhang Guohua, Senior Vice President of the Company, commented, "Kerr-Mcgee has developed expertise in exploring the deepwater through their production activities in the deepwater Gulf of Mexico. Our confidence in the potential of the deepwater blocks in South China Sea was further verified by Kerr-Mcgee's willingness to explore these blocks. We expect it will also appeal to other foreign companies."

Ends



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

Notes to Editor

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. It is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, CNOOC Limited's net proved reserves were 2.1 billion barrels-of-oil-equivalent (BOE). Its daily production for the first half ended June 30, 2004 was 365,771 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is also one of the largest offshore crude oil producers in Indonesia.
The Company has about 2,447 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.




                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei



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Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                     Name: Cao Yunshi
                                                     Title:  Company Secretary

Dated: February 4, 2005